Exhibit 12.1
Melco Crown Entertainment Limited
Computation of Ratio of Earnings to Fixed Charges

						Six months ended
	Year ended December 31,					June 30,
	2009	2008	2007	2006	2005	2010
	(in thousands of US$)

Earnings:
Loss before income tax before adjustment for noncontrolling interests	(308,593)	(3,933)	(179,605)	(80,379)	(3,658)	(42,718)
Add: Fixed charges	93,426	58,259	17,092	13,639	2,927	52,436
Add: Amortization of capitalized interest	1,917	145	93	—	—	1,992
Less: Capitalized interest	(50,486)	(49,629)	(13,720)	(2,286)	(841)	(8,191)

	(263,736)	4,842	(176,140)	(69,026)	(1,572)	3,519

Fixed charges:
Interest expense, net of capitalized interest	31,824	—	770	11,184	2,028	36,926
Capitalized interest	50,486	49,629	13,720	2,286	841	8,191
Amortization of deferred financing costs	10,388	8,027	2,016	—	—	6,944
Estimated portion of operating lease rental expense representative of interest factor	728	603	586	169	58	375

	93,426	58,259	17,092	13,639	2,927	52,436

Ratio of earnings to fixed charges (1)	—	0.08	—	—	—	0.07

Deficiency	357,162	53,417	193,232	82,665	4,499	48,917

(1)	For the six months ended June 30, 2010 and the years ended December 31, 2009, 2008, 2007, 2006 and 2005, our earnings were insufficient to cover fixed charges.